Exhibit 3.1
The Meridian Resource Corporation

Amendment No. 3 to
Amended and Restated Bylaws
Adopted December 22, 2008
     At a meeting of the Board of Directors of The Meridian Resource Corporation, a Texas corporation (the “Company”), held December 22, 2008, the Board of Directors of the Company approved the following amendment to the Company’s Amended and Restated Bylaws, as amended, by amending and restating Article IV, Section 5 to provide in its entirety as follows:
     Section 5. Chairman of the Board; Chief Executive Officer.
     (a) The board of directors by a vote of the majority of the number of directors fixed in the manner provided by Section 2 of Article III these Bylaws shall elect a chairman of the board to preside at their meetings and to perform such other duties as the board of directors may from time to time assign to such person. The chairman of the board may simultaneously hold the position of chief executive officer. The chairman of the board of directors shall preside at all meetings of the shareholders and of the board of directors; provided, however, that in the event of the absence of the Chairman from meetings of the shareholders and directors, the board of directors shall designate another director or officer of the corporation to preside at such meetings.
     (b) The chief executive officer of the corporation shall be in general charge of the affairs of the corporation, subject to the board of directors.